Exhibit 12.01
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in millions)
Earnings (loss) from continuing operations before income taxes	$880	$1,042	$868	$698	$397
Fixed charges	166	126	149	162	161
Portion of fixed charges included in income tax provision	(4)
Capitalized interest adjustment	1	4	6	5	(3)
Undistributed earnings adjustment	(11)	(10)	(9)	(6)	(7)

Earnings	$1,032	$1,162	$1,014	$859	$548

Ratio of earnings to fixed charges	6.2	9.2	6.8	5.3	3.4

Note:	Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.

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